Exhibit 99.2

CommonWealth REIT

First Quarter 2012

Supplemental Operating and Financial Data

All amounts in this report are unaudited.



1250 H Street, Washington DC.
Square Feet: 187,684.

CWH
LISTED
NYSE

TABLE OF CONTENTS



TABLE OF CONTENTS

References in this Supplemental Presentation of Operating and Financial Data report to “we”, “us” or “our” refer to CommonWealth REIT and its consolidated subsidiaries, including its majority owned subsidiary, Select Income REIT, and its consolidated subsidiaries, unless the context indicates otherwise.



WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• THE CREDIT QUALITY OF OUR TENANTS,

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• OUR ACQUISITIONS AND SALES OF PROPERTIES,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR AND SELECT INCOME REIT'S, OR SIR'S, REVOLVING CREDIT FACILITIES,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES AND OUR MANAGER, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS,

• LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

• ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FOR EXAMPLE:

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE U.S. MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE BECOMES FURTHER DEPRESSED, OCCUPANCY AND OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR AND SIR'S CREDIT FACILITIES IS SUBJECT TO US AND SIR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS,

- ACTUAL ANNUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN,

- OUR PENDING ACQUISITIONS ARE CONTINGENT UPON OUR COMPLETION OF DILIGENCE AND/OR OTHER CUSTOMARY CONDITIONS. ACCORDINGLY, SOME OR ALL OF THESE PURCHASES MAY BE DELAYED OR MAY NOT OCCUR,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE RECEIPT OF DISTRIBUTIONS FROM SIR AND GOVERNMENT PROPERTIES INCOME TRUST, OR GOV. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- THE DISTRIBUTIONS WE RECEIVE FROM GOV MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR GOV SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES,

- DISTRIBUTIONS WE RECEIVE FROM SIR MAY BE LESS THAN EXPECTED, AND

- THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA STATES THAT WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH GOV, SIR, SENIOR HOUSING PROPERTIES TRUST, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

City Place Tower, Hartford, CT.
Square Feet: 868,395.



COMPANY PROFILE

The Company:

CommonWealth REIT is a real estate investment trust, or REIT, which primarily owns office and industrial buildings located throughout the United States. The majority of our wholly owned properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. As of March 31, 2012, our wholly owned properties also included 12.3 million square feet of industrial and other space and 1.8 million square feet of office and industrial properties in Australia. As of March 31, 2012, we owned approximately 70.5% of the common shares of Select Income REIT, or SIR, a publicly traded REIT. Because we own a majority of SIR's common shares, we consolidate SIR's financial position and results of operations in our consolidated financial statements. SIR owns 21.4 million square feet of primarily triple net leased office and industrial properties, including 17.8 million square feet of leased industrial and commercial lands on Oahu, Hawaii. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Strategy:

Our primary business strategy is to efficiently operate our properties to maintain high occupancies, at market rents, with strong credit quality tenants. We attempt to maintain an investment portfolio that is balanced between "security" and "growth". The security part of our portfolio includes properties that are long term leased or leased to tenants we believe are likely to renew their occupancy, such as our single tenant triple net leased buildings, our leased lands in Hawaii and our equity ownership of subsidiaries which own such properties. The growth part of our portfolio includes our multi-tenant office buildings, which we believe may generate higher rents and appreciate in value in the future because of their physical qualities and locations. Although we sometimes sell properties, we generally consider ourselves to be a long term investor, and we are more interested in the long term earnings potential of our properties than selling properties for short term gains.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series C -- CWH-PC
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN

Senior Unsecured Debt Ratings:

Moody's -- Baa2
Standard & Poor's -- BBB-

Consolidated Portfolio Data (as of 3/31/2012):

Total properties	518
Total sq. ft. (000s)	74,125
Percent leased	84.8%



COMPANY PROFILE (continued)

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2012, RMR managed a large portfolio of publicly owned real estate, including over 1,600 properties located in 46 states, Washington, DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 740 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and SIR, our majority owned subsidiary that is a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of over $21 billion as of March 31, 2012. We believe that being managed by RMR is a competitive advantage for CWH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Consolidated Portfolio Concentration by Property Type [1][2]**:**

	3/31/2012 Sq. Ft.	Q1 2012 Annualized Rental Income	Q1 2012 NOI
CBD Office	26.6%	48.5%	45.5%
Suburban Office	29.9%	35.2%	34.3%
Industrial & Other	43.5%	16.3%	20.2%
Total	100.0%	100.0%	100.0%

Consolidated Portfolio Concentration by Major Market [1][2][3]**:**

	3/31/2012 Sq. Ft.	Q1 2012 Annualized Rental Income	Q1 2012 NOI
Metro Philadelphia, PA	6.8%	11.8%	10.7%
Oahu, HI	24.1%	7.4%	10.5%
Metro Chicago, IL	6.6%	13.1%	10.5%
Metro Denver, CO	2.7%	4.0%	5.5%
Metro Washington, DC	2.2%	3.9%	5.2%
Other markets	57.6%	59.8%	57.6%
Total	100.0%	100.0%	100.0%

(1) See Exhibit A for calculation of net operating income, or NOI, and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

(2) Annualized rental income is rents pursuant to existing leases as of 3/31/2012, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(3) We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Patrick F. Donelan
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

William A. Lamkin
Independent Trustee

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer & Chief Financial Officer, at (617) 332-3990
or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@cwhreit.com, or
Carlynn Finn, Senior Manager, Investor Relations, at
(617) 796-8222 or cfinn@cwhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

RBC Capital Markets
David Rodgers
(440) 715-2647

Citigroup
Michael Bilerman
(212) 816-1383

Stifel Nicolaus
John Guinee
(443) 224-1307

JMP Securities
Mitch Germain
(212) 906-3546

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

RBC Capital Markets
Seth Levine
(212) 618-3523

Citigroup
Thomas Cook
(212) 723-1112

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Credit Suisse
John Giordano
(212) 538-4935

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Susan Madison
(212) 438-4516

CWH is followed by the analysts and its publicly held debt and preferred shares are rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



FINANCIAL INFORMATION

One Shell Square, New Orleans, LA.
Square Feet: 1,256,991.

KEY FINANCIAL DATA
(dollar and share amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Shares Outstanding:					
Common shares outstanding (at end of period)	83,722	83,722	83,722	72,149	72,139
Common shares outstanding (at end of period) -- diluted [1]	91,020	91,020	91,020	79,447	79,437
Preferred shares outstanding (at end of period) [1]	32,180	32,180	32,180	32,180	21,180
Weighted average common shares outstanding -- basic	83,722	83,722	81,536	72,144	72,139
Weighted average common shares outstanding -- diluted [1]	91,020	91,020	88,834	79,442	79,437
Common Share Data:					
Price at end of period	$ 18.62	$ 16.64	$ 18.97	$ 25.84	$ 25.97
High during period	$ 21.43	$ 19.83	$ 26.50	$ 27.53	$ 29.10
Low during period	$ 16.73	$ 15.79	$ 17.02	$ 24.17	$ 24.08
Annualized dividends paid per share [2]	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Annualized dividend yield (at end of period) [2]	10.7%	12.0%	10.5%	7.7%	7.7%
Annualized normalized funds from operations (Normalized FFO) multiple (at end of period) [3]	5.2x	5.5x	5.5x	7.1x	7.6x
Cash available for distribution (CAD) multiple (at end of period) [4]	10.0x	8.7x	9.5x	12.1x	11.1x
Annualized property net operating income (NOI) / total market capitalization [5]	9.8%	9.5%	9.3%	8.9%	8.8%
Selected Balance Sheet Data:					
Total assets	$ 7,713,391	$ 7,447,026	$ 7,458,190	$ 6,959,999	$ 6,689,687
Total liabilities	$ 3,990,361	$ 3,878,509	$ 3,865,893	$ 3,571,825	$ 3,549,902
Gross book value of real estate assets [6]	$ 8,051,174	$ 7,777,249	$ 7,795,073	$ 7,430,553	$ 7,161,100
Equity investments (book value)	$ 176,255	$ 177,477	$ 178,652	$ 168,871	$ 170,100
Total debt / gross book value of real estate assets, plus book value of equity investments [6]	45.0%	45.0%	44.6%	43.4%	45.1%
Book Capitalization:					
Total debt	$ 3,706,234	$ 3,577,331	$ 3,556,535	$ 3,297,769	$ 3,307,207
Plus: total stockholders' equity	3,723,030	3,568,517	3,592,297	3,388,174	3,139,785
Total book capitalization	$ 7,429,264	$ 7,145,848	$ 7,148,832	$ 6,685,943	$ 6,446,992
Total debt / total book capitalization	49.9%	50.1%	49.7%	49.3%	51.3%
Market Capitalization:					
Total debt (book value)	$ 3,706,234	$ 3,577,331	$ 3,556,535	$ 3,297,769	$ 3,307,207
Plus: market value of preferred shares (at end of period)	749,575	723,472	783,430	763,609	477,316
Plus: market value of common shares (at end of period)	1,558,899	1,393,130	1,588,201	1,864,322	1,873,442
Total market capitalization	$ 6,014,708	$ 5,693,933	$ 5,928,166	$ 5,925,700	$ 5,657,965
Total debt / total market capitalization	61.6%	62.8%	60.0%	55.7%	58.5%

[1] As of 3/31/2012, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, Normalized FFO, and weighted average common shares outstanding.

[2] The amounts stated are based on the amounts paid during the periods.

[3] See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] See Exhibit D for calculation of CAD and for a reconciliation of those amounts to Normalized FFO and see Exhibit C for a reconciliation of the Normalized FFO amounts to net income determined in accordance with GAAP. CAD multiple is calculated as the ratio of (i) the stock price at the end of period to (ii) the aggregate last four quarters of CAD.

[5] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[6] Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.



KEY FINANCIAL DATA (continued)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Selected Income Statement Data [7]**:**					
Rental income	$ 251,246	$ 241,552	$ 238,790	$ 222,181	$ 214,362
NOI [5]	$ 147,156	$ 135,124	$ 137,878	$ 132,020	$ 123,955
EBITDA [8]	$ 140,199	$ 128,974	$ 134,637	$ 125,714	$ 119,028
NOI margin [9]	58.6%	55.9%	57.7%	59.4%	57.8%
Net income	$ 24,574	$ 14,873	$ 28,535	$ 19,964	$ 46,612
Net income attributable to CWH [10]	$ 23,680	$ 14,873	$ 28,535	$ 19,964	$ 46,612
Preferred distributions	$ (13,823)	$ (13,823)	$ (13,823)	$ (10,500)	$ (8,839)
Net income available for CommonWealth REIT common shareholders	$ 9,857	$ 1,050	$ 14,712	$ 9,464	$ 37,773
Normalized FFO [3]	$ 89,777	$ 77,584	$ 83,868	$ 76,535	$ 70,589
Normalized FFO available for CommonWealth REIT common shareholders [3]	$ 75,954	$ 63,761	$ 70,045	$ 66,035	$ 61,750
CAD [4]	$ 44,924	$ 24,987	$ 41,691	$ 37,796	$ 41,912
Common distributions paid	$ 41,861	$ 41,861	$ 36,074	$ 36,070	$ 36,069
Per Share Data [1]**:**					
Net income available for CommonWealth REIT common shareholders -- basic and diluted	$ 0.12	$ 0.01	$ 0.18	$ 0.13	$ 0.52
Normalized FFO available for CommonWealth REIT common shareholders -- basic [3]	$ 0.91	$ 0.76	$ 0.86	$ 0.92	$ 0.86
Normalized FFO available for CommonWealth REIT common shareholders -- diluted [1][3]	$ 0.90	$ 0.76	$ 0.86	$ 0.91	$ 0.85
CAD [4]	$ 0.54	$ 0.30	$ 0.51	$ 0.52	$ 0.58
Common distributions paid [2]	$ 0.50	$ 0.50	$ 0.50	$ 0.50	$ 0.50
Payout Ratios:					
Normalized FFO payout ratio	55.1%	65.7%	51.5%	54.6%	58.4%
CAD payout ratio [11]	104.3%	102.5%	97.2%	94.0%	85.1%
Coverage Ratios:					
EBITDA [8] / interest expense	2.9x	2.6x	2.7x	2.6x	2.5x
EBITDA [8] / interest expense and preferred distributions	2.2x	2.0x	2.1x	2.1x	2.1x
Total debt / annualized EBITDA [8]	6.6x	6.9x	6.6x	6.6x	6.9x

[1] As of 3/31/2012, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, Normalized FFO, and weighted average common shares outstanding.

[2] The amounts stated are based on the amounts paid during the periods.

[3] See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] See Exhibit D for calculation of CAD and for a reconciliation of those amounts to Normalized FFO and see Exhibit C for a reconciliation of the Normalized FFO amounts to net income determined in accordance with GAAP. CAD multiple is calculated as the ratio of (i) the stock price at the end of period to (ii) the aggregate last four quarters of CAD.

[5] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[6] Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[7] Prior periods reflect amounts previously reported and excludes retroactive adjustments for 55 properties reclassified from continuing operations during the fourth quarter of 2010, 13 properties reclassified from continuing operations during the third quarter of 2011, which were sold in 2011, and 27 properties reclassified to continuing operations during the fourth quarter of 2011. As of 3/31/2012, there were no properties classified as held for sale.

[8] See Exhibit B for calculation of EBITDA and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[9] NOI margin is defined as NOI as a percentage of rental income.

[10] Excludes noncontrolling interest in our majority owned consolidated subsidiary, SIR. CWH owns 22,000,000 SIR common shares, or approximately 70.5% of SIR's total outstanding common shares, as of 3/31/2012.

[11] Calculated as the aggregate last four quarters ratio of (i) common distributions paid to (ii) CAD.



CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	As of March 31, 2012	As of December 31, 2011
ASSETS		
Real estate properties:		
Land	$ 1,498,146	$ 1,450,154
Buildings and improvements	5,987,358	5,794,078
	7,485,504	7,244,232
Accumulated depreciation	(969,903)	(934,170)
	6,515,601	6,310,062
Acquired real estate leases, net	374,022	343,917
Equity investments	176,255	177,477
Cash and cash equivalents	193,587	192,763
Restricted cash	17,195	7,869
Rents receivable, net of allowance for doubtful accounts		
of $11,835 and $12,575, respectively	226,565	217,592
Other assets, net	210,166	197,346
Total assets	$ 7,713,391	$ 7,447,026
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ -	$ 100,000
SIR revolving credit facility	227,000	-
Senior unsecured debt, net	2,694,780	2,845,030
Mortgage notes payable, net	784,454	632,301
Accounts payable and accrued expenses	140,172	158,272
Assumed real estate lease obligations, net	72,392	70,179
Rent collected in advance	33,872	37,653
Security deposits	24,024	23,779
Due to related persons	13,667	11,295
Total liabilities	3,990,361	3,878,509
Shareholders' equity:		
Shareholders' equity attributable to CommonWealth REIT:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series C preferred shares; 7 1/8% cumulative redeemable since		
February 15, 2011; 6,000,000 shares issued and outstanding,		
aggregate liquidation preference $150,000	145,015	145,015
Series D preferred shares; 6 1/2% cumulative convertible;		
15,180,000 shares issued and outstanding, aggregate liquidation		
preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after		
May 15, 2016; 11,000,000 shares issued and outstanding,		
aggregate liquidation preference $275,000	265,391	265,391
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 83,721,736 shares issued and		
outstanding	837	837
Additional paid in capital	3,590,321	3,614,079
Cumulative net income	2,506,001	2,482,321
Cumulative other comprehensive loss	(220)	(4,709)
Cumulative common distributions	(2,867,891)	(2,826,030)
Cumulative preferred distributions	(490,300)	(476,657)
Total shareholders' equity attributable to CommonWealth REIT	3,517,424	3,568,517
Noncontrolling interest	205,606	-
Total shareholders' equity	3,723,030	3,568,517
Total liabilities and shareholders' equity	$ 7,713,391	$ 7,447,026



CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2012	3/31/2011
Rental income [1]	$ 251,246	$ 210,673
Expenses:		
Operating expenses	104,090	90,397
Depreciation and amortization	61,351	52,289
General and administrative	12,310	10,959
Acquisition related costs	2,502	2,559
Total expenses	180,253	156,204
Operating income	70,993	54,469
Interest and other income	288	708
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of $746 and $2,032, respectively)	(49,106)	(47,414)
Loss on early extinguishment of debt	(67)	-
Equity in earnings of investees	2,958	2,712
Income from continuing operations before income tax expense	25,066	10,475
Income tax expense	(492)	(346)
Income from continuing operations	24,574	10,129
Discontinued operations:		
Income from discontinued operations [1]	-	1,911
Net gain on sale of properties from discontinued operations	-	34,572
Net income	24,574	46,612
Net income attributable to noncontrolling interest	(894)	-
Net income attributable to CommonWealth REIT	23,680	46,612
Preferred distributions	(13,823)	(8,839)
Net income available for CommonWealth REIT common shareholders	$ 9,857	$ 37,773
Amounts attributable to CommonWealth REIT common shareholders:		
Income from continuing operations	$ 9,857	$ 1,290
Income from discontinued operations	-	1,911
Net gain on sale of properties from discontinued operations	-	34,572
Net income	$ 9,857	$ 37,773
Weighted average common shares outstanding -- basic	83,722	72,139
Weighted average common shares outstanding -- diluted [2]	91,020	79,437
Basic and diluted earnings per common share attributable to CommonWealth REIT common shareholders [2]:		
Income from continuing operations	$ 0.12	$ 0.02
Income from discontinued operations	$ -	$ 0.51
Net income	$ 0.12	$ 0.52
Additional Data:		
General and administrative expenses / rental income	4.90%	5.20%
General and administrative expenses / total assets (at end of period)	0.16%	0.16%
Continuing Operations:		
Non cash straight line rent adjustments [1]	$ 8,092	$ 7,242
Lease value amortization [1]	$ (2,296)	$ (1,334)
Lease termination fees included in rental income	$ 1,164	$ 1,268
Capitalized interest expense	$ -	$ -
Discontinued Operations:		
Non cash straight line rent adjustments [1]	$ -	$ 139
Lease value amortization [1]	$ -	$ (85)
Lease termination fees included in rental income	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; rental income and income from discontinued operations includes non-cash straight line rent adjustments. Rental income and income from discontinued operations also includes non-cash amortization of intangible lease assets and liabilities.

[2] As of 3/31/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Three Months Ended	
	3/31/2012	3/31/2011
Cash flows from operating activities:		
Net income	$ 24,574	$ 46,612
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	44,443	41,457
Net amortization of debt discounts, premiums and deferred financing fees	746	2,032
Straight line rental income	(8,092)	(7,381)
Amortization of acquired real estate leases	14,411	9,573
Other amortization	4,793	4,230
Loss on early extinguishment of debt	67	-
Equity in earnings of investees	(2,958)	(2,712)
Distributions of earnings from investees	2,913	2,675
Net gain on sale of properties	-	(34,572)
Change in assets and liabilities:		
Increase in restricted cash	(782)	(448)
Increase in rents receivable and other assets	(23,170)	(28,627)
Decrease in accounts payable and accrued expenses	(20,630)	(10,615)
(Decrease) increase in rent collected in advance	(3,781)	229
Increase in security deposits	245	219
Increase in due to related persons	2,372	2,493
Cash provided by operating activities	35,151	25,165
Cash flows from investing activities:		
Real estate acquisitions	(91,535)	(295,919)
Real estate improvements	(26,430)	(14,503)
Investment in direct financing lease, net	-	(38,635)
Principal payments received from direct financing lease	1,632	476
Principal payments received from real estate mortgage receivable	-	70
Proceeds from sale of properties, net	-	97,362
Distributions in excess of earnings from investees	1,266	1,405
Increase in restricted cash	(8,544)	-
Cash used in investing activities	(123,611)	(249,744)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	180,954	-
Proceeds from borrowings	338,500	295,000
Payments on borrowings	(369,082)	(194,318)
Deferred financing fees	(5,767)	-
Distributions to common shareholders	(41,861)	(36,070)
Distributions to preferred shareholders	(13,643)	(8,839)
Cash provided by financing activities	89,101	55,773
Effect of exchange rate changes on cash	183	155
Increase (decrease) in cash and cash equivalents	824	(168,651)
Cash and cash equivalents at beginning of period	192,763	194,040
Cash and cash equivalents at end of period	$ 193,587	$ 25,389
Supplemental cash flow information:		
Interest paid	$ 66,971	$ 58,306
Taxes paid	34	160
Non-cash investing activities:		
Real estate acquisitions	$ (147,872)	$ (4,059)
Non-cash financing activities:		
Assumption of mortgage note payable	$ 147,872	$ -
Assumption of note payable	-	4,059

SUMMARY OF EQUITY INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES [1]

(dollars in thousands)



	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Common shares owned by CWH:					
Government Properties Income Trust [2]	9,950,000	9,950,000	9,950,000	9,950,000	9,950,000
Affiliates Insurance Company [3]	20,000	20,000	20,000	20,000	20,000
Percent owned by CWH:					
Government Properties Income Trust [2]	21.1%	21.1%	21.1%	24.6%	24.6%
Affiliates Insurance Company [3]	14.3%	14.3%	14.3%	14.3%	14.3%
Percent of CWH's total assets (book value):					
Government Properties Income Trust [2]	2.2%	2.3%	2.3%	2.4%	2.5%
Affiliates Insurance Company [3]	0.1%	0.1%	0.1%	0.1%	0.1%
Total	2.3%	2.4%	2.4%	2.5%	2.6%
Carrying book value on CWH's balance sheet:					
Government Properties Income Trust [2]	$ 170,920	$ 172,186	$ 173,407	$ 163,669	$ 164,983
Affiliates Insurance Company [3]	5,335	5,291	5,245	5,202	5,117
Total	$ 176,255	$ 177,477	$ 178,652	$ 168,871	$ 170,100
Market value of shares owned by CWH:					
Government Properties Income Trust [2]	$ 239,895	$ 224,373	$ 214,025	$ 268,849	$ 267,257
Affiliates Insurance Company [3]	N/A	N/A	N/A	N/A	N/A
Total	$ 239,895	$ 224,373	$ 214,025	$ 268,849	$ 267,257

	For the Three Months Ended	
	3/31/2012	3/31/2011
Equity in earnings of investees:		
Government Properties Income Trust [2]	$ 2,913	$ 2,675
Affiliates Insurance Company [3]	45	37
	$ 2,958	$ 2,712
EBITDA from investees:		
Government Properties Income Trust [2]	$ 6,181	$ 5,417
Affiliates Insurance Company [3]	45	37
	$ 6,226	$ 5,454
FFO from investees:		
Government Properties Income Trust [2]	$ 5,311	$ 4,556
Affiliates Insurance Company [3]	45	37
	$ 5,356	$ 4,593
Normalized FFO from investees:		
Government Properties Income Trust [2]	$ 5,322	$ 4,782
Affiliates Insurance Company [3]	45	37
	$ 5,367	$ 4,819
Cash distributions from investees:		
Government Properties Income Trust [2]	$ 4,179	$ 4,080
Affiliates Insurance Company [3]	-	-
	$ 4,179	$ 4,080

[1] Excludes 22,000,000 shares representing our approximately 70.5% ownership interest in our majority owned consolidated subsidiary, SIR.

[2] In July 2011, GOV issued 6,500,000 common shares in a public offering for $25.40 per common share, raising net proceeds of approximately $157,900. As a result of this transaction, CWH's ownership percentage in GOV was reduced from 24.6% prior to this transaction to 21.1% after this transaction, and because GOV issued shares at a price per share above CWH's carrying value per share, CWH recognized a gain of $11,177.

[3] Affiliates Insurance Company is a private company.

SUMMARY OF INVESTMENT IN MAJORITY OWNED CONSOLIDATED SUBSIDIARY [1]

(dollars in thousands)



	From IPO Completion (March 12, 2012) through and as of 3/31/2012
SIR common shares owned by CWH	22,000,000
SIR common shares issued to public	9,200,000
Total SIR common shares outstanding	31,200,000
Percent of SIR owned by CWH	70.5%
Percent of SIR attributable to noncontrolling interest	29.5%
Carrying book value of SIR shares owned by CWH	$ 491,666
Market value of SIR shares owned by CWH	$ 496,760
Equity attributable to noncontrolling interest	$ 205,606
Dividends received from SIR shares owned by CWH	$ -
SIR Information:	
Undepreciated real estate properties	$ 907,552
Total assets	$ 975,229
Revolving credit facility	$ 227,000
Total liabilities	$ 277,957
Shareholders' equity	$ 697,272
EBITDA	$ 3,937
FFO	$ 3,600
Normalized FFO	$ 3,600
CAD	$ 3,351
Noncontrolling Interest Information:	
Noncontrolling interest percentage	29.5%
EBITDA attributable to noncontrolling interest	$ 1,161
FFO attributable to noncontrolling interest	$ 1,062
Normalized FFO attributable to noncontrolling interest	$ 1,062
CAD attributable to noncontrolling interest	$ 988

[1] In connection with SIR's formation, CWH transferred certain properties to SIR at CWH's net book value. In return, SIR issued 22,000,000 of its common shares to CWH along with a $400,000 demand promissory note. SIR was a wholly owned subsidiary of CWH until SIR completed its IPO of 9,200,000 common shares in March 2012. SIR repaid the $400,000 demand promissory note it owed to CWH with the IPO proceeds and borrowings on SIR's revolving credit facility.



CONSOLIDATED DEBT SUMMARY
As of March 31, 2012
(dollars in thousands)

		Coupon Rate	Interest Rate [1]	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Fixed Rate Debt:							
Secured debt	Two properties in Rochester, NY	6.000%	6.000%	$ 4,591	10/11/2012	$ 4,507	0.5
Secured debt	One property in Macon, GA	4.950%	6.280%	12,580	5/11/2014	11,930	2.1
Secured debt	One property in St. Cloud, MN	5.990%	5.990%	8,474	2/1/2015	7,580	2.8
Secured debt	Two properties in Stafford, VA	5.780%	2.280%	9,188	5/1/2015	8,268	3.1
Secured debt	One property in Lenexa, KS	5.760%	7.000%	7,745	5/1/2016	6,116	4.1
Secured debt	One property in Jacksonville, FL	6.030%	8.000%	41,215	5/11/2016	38,994	4.1
Secured debt	One property in Chicago, IL	6.290%	4.240%	147,467	7/11/2016	139,478	4.3
Secured debt	One property in Birmingham, AL	7.360%	5.610%	11,653	8/1/2016	9,333	4.3
Secured debt	Four properties in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	5.1
Secured debt	Two properties in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	5.2
Secured debt	One property in Philadelphia, PA [2]	2.875%	5.660%	175,000	12/2/2019	160,710	7.7
Secured debt	One property in North Haven, CT	6.750%	5.240%	3,973	3/1/2022	-	9.9
Secured debt	One property in Morgan Hill, CA	6.140%	8.000%	13,315	1/5/2023	-	10.8
Secured debt	One property in East Windsor, CT	5.710%	5.240%	7,921	3/1/2026	-	13.9
Secured debt	Two properties in Morgan Hill, CA [3]	6.060%	8.000%	12,802	11/10/2027	-	15.6
	Total / weighted average secured fixed rate debt	5.214%	5.134%	$ 762,199		$ 693,191	5.7
Unsecured Debt:							
Unsecured Floating Rate Debt:							
Revolving credit facility (LIBOR + 125 bps) [4]		1.500%	1.500%	$ -	10/19/2015	$ -	3.6
SIR revolving credit facility (LIBOR + 130 bps) [5]		1.550%	1.550%	227,000	3/11/2016	227,000	3.9
Term loan (LIBOR + 200 bps) [6]		2.250%	2.250%	57,000	12/16/2012	57,000	0.7
Term loan (LIBOR + 150 bps) [6]		1.750%	1.750%	500,000	12/15/2016	500,000	4.7
	Total / weighted average unsecured floating rate debt	1.280%	1.280%	$ 784,000		$ 784,000	3.1
Unsecured Fixed Rate Debt:							
Senior notes due 2013		6.500%	6.693%	$ 190,980	1/15/2013	$ 190,980	0.8
Senior notes due 2014		5.750%	5.828%	244,655	2/15/2014	244,655	1.9
Senior notes due 2015		6.400%	6.601%	186,000	2/15/2015	186,000	2.9
Senior notes due 2015		5.750%	5.790%	250,000	11/1/2015	250,000	3.6
Senior notes due 2016		6.250%	6.470%	400,000	8/15/2016	400,000	4.4
Senior notes due 2017		6.250%	6.279%	250,000	6/15/2017	250,000	5.2
Senior notes due 2018		6.650%	6.768%	250,000	1/15/2018	250,000	5.8
Senior notes due 2019		7.500%	7.863%	125,000	11/15/2019	125,000	7.6
Senior notes due 2020		5.875%	6.166%	250,000	9/15/2020	250,000	8.5
	Total / weighted average unsecured fixed rate debt	6.246%	6.407%	$ 2,146,635		$ 2,146,635	4.5
	Total / weighted average unsecured debt	4.917%	5.035%	$ 2,930,635		$ 2,930,635	4.1
Summary Debt:							
Total / weighted average secured fixed rate debt		5.214%	5.134%	$ 762,199		$ 693,191	5.7
Total / weighted average unsecured floating rate debt		1.280%	1.280%	784,000		784,000	3.1
Total / weighted average unsecured fixed rate debt		6.246%	6.407%	2,146,635		2,146,635	4.5
Total / weighted average debt		4.978%	5.056%	$ 3,692,834 [7]		$ 3,623,826	4.4

[1] Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.

[2] Interest is payable at a rate equal to a spread over LIBOR but has been fixed by a cash flow hedge which sets the rate at approximately 5.66% until December 1, 2016. No principal repayment is required until 2013, after which the loan will be amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 3/31/2012.

[3] This loan is scheduled to be prepaid, without penalty, during May 2012.

[4] Represents amounts outstanding on CWH's $750,000 revolving credit facility at 3/31/2012. Interest rate at 3/31/2012.

[5] Represents debt of our majority owned consolidated subsidiary, SIR. In March 2012, SIR entered a $500,000 revolving credit facility that is scheduled to mature in March 2016. SIR has an option to extend the facility for an additional year, subject to SIR's satisfaction of certain conditions. Interest paid under SIR's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon SIR's leverage. Interest rate at 3/31/2012.

[6] Represents amounts outstanding on CWH's term loan at 3/31/2012. Interest rate at 3/31/2012. In October 2011, CWH amended its term loan to increase borrowings to $557,000 and, for $500,000 of the term loan, extend the maturity date to 12/15/2016. CWH has agreed to repay on 12/16/2012 lenders representing $57,000 who did not commit to the amended terms.

[7] Total debt as of 3/31/2012, net of unamortized premiums and discounts, was $3,706,234.



CONSOLIDATED DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total [1]	Weighted Average Interest Rate
2012	$ 57,000	$ -	$ 8,973	$ 65,973	2.4%
2013	-	190,980	7,837	198,817	6.5%
2014	-	244,655	20,043	264,698	5.7%
2015	-	436,000	23,897	459,897	6.0%
2016	727,000	400,000	200,457	1,327,457	3.8%
2017	-	250,000	311,214	561,214	5.9%
2018	-	250,000	5,283	255,283	6.6%
2019	-	125,000	166,359	291,359	6.5%
2020	-	250,000	3,320	253,320	5.9%
2021	-	-	3,530	3,530	6.1%
Thereafter	-	-	11,286	11,286	6.0%
Total	$ 784,000	$ 2,146,635	$ 762,199 [2]	$ 3,692,834 [3]	5.2%
Percent	21.2%	58.2%	20.6%	100.0%	

Scheduled Principal Payments During Period

[1] Represents amounts outstanding as of 3/31/2012.

[2] Includes $12,802 of mortgage debt that is scheduled to be prepaid, without penalty, in May 2012.

[3] Total debt as of 3/31/2012, net of unamortized premiums and discounts, was $3,706,234.

CONSOLIDATED LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Leverage Ratios:					
Total debt / total assets	48.0%	48.0%	47.7%	47.4%	49.4%
Total debt / gross book value of real estate assets [1]	46.0%	46.0%	45.6%	44.4%	46.2%
Total debt / gross book value of real estate assets, plus book value of equity investments [1]	45.0%	45.0%	44.6%	43.4%	45.1%
Total debt / total book capitalization	49.9%	50.1%	49.7%	49.3%	51.3%
Total debt / total market capitalization	61.6%	62.8%	60.0%	55.7%	58.5%
Secured debt / total assets	10.2%	8.5%	8.5%	5.5%	5.2%
Variable rate debt / total debt	21.2%	18.4%	17.9%	19.1%	20.3%
Variable rate debt / total assets	10.2%	8.8%	8.5%	9.1%	10.0%
Coverage Ratios:					
EBITDA [2] / interest expense	2.9x	2.6x	2.7x	2.6x	2.5x
EBITDA [2] / interest expense + preferred distributions	2.2x	2.0x	2.1x	2.1x	2.1x
Total debt / annualized EBITDA [2]	6.6x	6.9x	6.6x	6.6x	6.9x
Public Debt Covenants [3]:					
Debt / adjusted total assets (maximum 60%)	43.3%	43.2%	42.2%	41.6%	43.4%
Secured debt / adjusted total assets (maximum 40%)	11.8%	7.6%	7.5%	4.8%	4.6%
Consolidated income available for debt service / debt service (minimum 1.5x)	2.7x	2.6x	2.5x	2.6x	2.5x
Total unencumbered assets / unsecured debt (minimum 150% / 200%)	252.9%	247.1%	253.9%	248.8%	235.8%

[1] Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[2] See Exhibit B for calculation of EBITDA and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[3] Adjusted total assets and unencumbered assets includes original cost of real estate assets and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.



CONSOLIDATED CAPITAL EXPENDITURES SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Leasing capital [1]	$ 24,097	$ 35,483	$ 20,582	$ 20,586	$ 14,004
Building improvements [2]	2,745	539	4,947	3,701	1,941
Recurring capital expenditures	26,842	36,022	25,529	24,287	15,945
Development, redevelopment and other activities [3]	3,264	17,294	7,767	7,915	1,633
Total capital expenditures	$ 30,106	$ 53,316	$ 33,296	$ 32,202	$ 17,578
Average sq. ft. during period [4]	73,204	72,285	71,321	69,608	68,303
Building improvements per average sq. ft. during period	$ 0.04	$ 0.01	$ 0.07	$ 0.05	$ 0.03

[1] Leasing capital includes tenant improvements (TI) and leasing costs (LC).

[2] Building improvements generally include expenditures to replace obsolete building components and expenditures that we believe extend the useful life of existing assets.

[3] Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

[4] Square feet includes properties held for sale at the end of each period. As of 3/31/2012, there were no properties classified as held for sale.



ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2012

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant
Jan-12	Chicago, IL [5]	CBD Office	1	1,010	$ 150,600	$ 149	8.7%	5.5	94.1%	CNO Financial Group, Inc.
Mar-12	Hartford, CT	CBD Office	1	868	101,500	117	9.6%	7.2	98.3%	UnitedHealthCare Services, Inc.
	Total / Weighted Average		2	1,878	$ 252,100	$ 134	9.1%	6.2	96.1%	

Dispositions:

Date Sold	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Sale Price [1]	Original Purchase Price [1]	Sale Price [1] / Sq. Ft.	Original Purchase Price [1] / Sq. Ft.	Sale Price Multiple of Original Purchase Price	Book Gain (Loss) on Sale

There were no dispositions during the three months ended March 31, 2012.

[1] Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding closing costs.

[3] Average remaining lease term based on rental income as of the date acquired.

[4] Percent leased as of the date acquired.

[5] CWH assumed $147,872 of mortgage debt in connection with the acquisition of this property.



PORTFOLIO INFORMATION

(Pictured Left)   *111 East Wacker Drive, Chicago, IL.*
Square feet: 1,009,940.

(Pictured Right)   *233 North Michigan Avenue, Chicago, IL.*
Square feet: 1,070,818.



CONSOLIDATED PORTFOLIO SUMMARY BY PROPERTY TYPE AND MAJOR MARKET [1]

(sq. ft. and dollars in thousands)

Number of Properties As of March 31, 2012

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	5	10	-	15	2.9%
Oahu, HI [2]	-	-	57	57	11.0%
Metro Chicago, IL	4	6	1	11	2.1%
Metro Denver, CO	1	6	1	8	1.5%
Metro Washington, DC	3	16	-	19	3.7%
Other markets	34	234	140	408	78.8%
Total	47	272	199	518	100.0%
% of Total	9.1%	52.5%	38.4%	100.0%	

Total Square Feet As of March 31, 2012

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	4,591	462	-	5,053	6.8%
Oahu, HI	-	-	17,876	17,876	24.1%
Metro Chicago, IL	3,591	1,164	104	4,859	6.6%
Metro Denver, CO	672	789	553	2,014	2.7%
Metro Washington, DC	428	1,220	-	1,648	2.2%
Other markets	10,416	18,515	13,744	42,675	57.6%
Total	19,698	22,150	32,277	74,125	100.0%
% of Total	26.6%	29.9%	43.5%	100.0%	

Annualized Rental Income for the Three Months Ended March 31, 2012 [3]

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 116,218	$ 4,813	$ -	$ 121,031	11.8%
Oahu, HI	-	-	75,983	75,983	7.4%
Metro Chicago, IL	106,221	28,108	408	134,737	13.1%
Metro Denver, CO	18,311	13,753	9,006	41,070	4.0%
Metro Washington, DC	13,086	26,724	-	39,810	3.9%
Other markets	245,059	288,790	82,225	616,074	59.8%
Total	$ 498,895	$ 362,188	$ 167,622	$ 1,028,705	100.0%
% of Total	48.5%	35.2%	16.3%	100.0%	

NOI for the Three Months Ended March 31, 2012 [4]

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 15,584	$ 103	$ -	$ 15,687	10.7%
Oahu, HI	-	-	15,514	15,514	10.5%
Metro Chicago, IL	12,378	2,963	104	15,445	10.5%
Metro Denver, CO	3,763	3,093	1,242	8,098	5.5%
Metro Washington, DC	3,161	4,515	-	7,676	5.2%
Other markets	32,051	39,843	12,842	84,736	57.6%
Total	$ 66,937	$ 50,517	$ 29,702	$ 147,156	100.0%
% of Total	45.5%	34.3%	20.2%	100.0%	

[1] The portfolio information included on this and the following pages of the Supplemental Operating and Financial Data report includes properties of our majority owned consolidated subsidiary, SIR, unless the context indicates otherwise. Our ownership percentage of SIR was approximately 70.5% as of 3/31/2012.

[2] 57 properties in Oahu, HI include 10 individual buildings and 218 leasable land parcels and easements, including some that are contiguous.

[3] Annualized rental income is rents pursuant to existing leases as of 3/31/2012, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[4] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.



WHOLLY OWNED PORTFOLIO SUMMARY

(sq. ft. and dollars in thousands)

	Number of Properties	Square Feet	Occupancy	Annualized Rental Income [1]	NOI [2]	% of Total NOI
	As of and For the Three Months Ended March 31, 2012					
CBD Office	47	19,698	88.5%	$ 498,895	$ 66,937	46.9%
Suburban Office	258	20,693	75.9%	340,874	49,595	34.7%
Industrial & Other	134	12,330	75.8%	79,409	26,351	18.4%
Total	439	52,721	80.6%	$ 919,178	$ 142,883	100.0%

[1] Annualized rental income is rents pursuant to existing leases as of 3/31/2012, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[2] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.



CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]	
	3/31/2012	3/31/2011
Number of Properties:		
CBD Office	38	38
Suburban Office	259	259
Industrial & Other	197	197
Total	494	494
Square Feet:		
CBD Office	12,572	12,572
Suburban Office	20,875	20,875
Industrial & Other	32,107	32,107
Total	65,554	65,554
Percent Leased [2]:		
CBD Office	86.7%	86.6%
Suburban Office	76.5%	77.9%
Industrial & Other	87.6%	86.8%
Total	83.9%	83.9%
Rental Income [3]:		
CBD Office	$ 84,181	$ 80,635
Suburban Office	80,972	85,140
Industrial & Other	41,123	39,685
Total	$ 206,276	$ 205,460
Property Net Operating Income (NOI) [4]:		
CBD Office	$ 47,142	$ 43,848
Suburban Office	44,210	46,401
Industrial & Other	29,579	26,423
Total	$ 120,931	$ 116,672
NOI % Growth:		
CBD Office	7.5%	
Suburban Office	-4.7%	
Industrial & Other	11.9%	
Total	3.7%	

[1] Based on properties owned continuously since 1/1/2011.

[2] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[3] Includes some triple net lease rental income.

[4] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY MAJOR MARKET

(dollars and sq. ft. in thousands)



	As of and For the Three Months Ended [1]	
	3/31/2012	3/31/2011
Number of Properties:		
Metro Philadelphia, PA	15	15
Oahu, HI [2]	57	57
Metro Chicago, IL	7	7
Metro Denver, CO	8	8
Metro Washington, DC	15	15
Other markets	392	392
Total	494	494
Square Feet:		
Metro Philadelphia, PA	5,053	5,053
Oahu, HI	17,876	17,876
Metro Chicago, IL	1,267	1,267
Metro Denver, CO	2,014	2,014
Metro Washington, DC	1,499	1,499
Other markets	37,845	37,845
Total	65,554	65,554
Percent Leased [3]:		
Metro Philadelphia, PA	82.1%	81.9%
Oahu, HI	94.1%	95.0%
Metro Chicago, IL	90.2%	96.4%
Metro Denver, CO	82.1%	91.8%
Metro Washington, DC	88.9%	84.1%
Other markets	79.0%	78.2%
Total	83.9%	83.9%
Rental Income [4]:		
Metro Philadelphia, PA	$ 30,404	$ 29,630
Oahu, HI	19,895	18,596
Metro Chicago, IL	5,974	7,919
Metro Denver, CO	11,147	11,037
Metro Washington, DC	10,347	10,050
Other markets	128,509	128,228
Total	$ 206,276	$ 205,460
Property Net Operating Income (NOI) [5]:		
Metro Philadelphia, PA	$ 15,687	$ 14,412
Oahu, HI	15,514	13,421
Metro Chicago, IL	3,067	4,799
Metro Denver, CO	8,098	7,475
Metro Washington, DC	7,388	6,804
Other markets	71,177	69,761
Total	$ 120,931	$ 116,672
NOI % Growth:		
Metro Philadelphia, PA	8.8%	
Oahu, HI	15.6%	
Metro Chicago, IL	-36.1%	
Metro Denver, CO	8.3%	
Metro Washington, DC	8.6%	
Other markets	2.0%	
Total	3.7%	

[1] Based on properties owned continuously since 1/1/2011.

[2] 57 properties in Oahu, HI include 10 individual buildings and 218 leasable land parcels and easements, including some that are contiguous.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[4] Includes some triple net lease rental income.

[5] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.



CONSOLIDATED LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Properties	518	516	516	513	504
Total sq. ft. [1]	74,125	72,283	72,287	69,044	67,550
Percentage leased	84.8%	84.6%	84.1%	84.3%	84.3%
Leasing Activity (sq. ft.):					
New leases	1,021	1,267	429	518	673
Renewals	904	974	1,484	699	762
Total	1,925	2,241	1,913	1,217	1,435
% Change in GAAP Rent [2]:					
New leases	-10%	5%	16%	8%	17%
Renewals	-5%	-5%	-4%	-1%	-3%
Weighted average	-8%	0%	1%	3%	8%
Leasing Cost Commitments [3]:					
New leases	$ 25,814	$ 41,488	$ 11,467	$ 15,013	$ 13,686
Renewals	11,517	13,242	21,034	7,480	4,668
Total	$ 37,331	$ 54,730	$ 32,501	$ 22,493	$ 18,354
Leasing Cost Commitments per Sq. Ft. [3]:					
New leases	$ 25.28	$ 32.75	$ 26.73	$ 28.98	$ 20.34
Renewals	$ 12.74	$ 13.60	$ 14.17	$ 10.70	$ 6.13
Total	$ 19.39	$ 24.42	$ 16.99	$ 18.48	$ 12.79
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	6.5	7.6	6.5	7.0	5.7
Renewals	6.1	5.9	8.6	5.6	6.4
Total	6.3	6.9	8.1	6.1	6.0
Leasing Cost Commitments per Sq. Ft. per Year:					
New leases	$ 3.89	$ 4.31	$ 4.11	$ 4.14	$ 3.57
Renewals	$ 2.09	$ 2.30	$ 1.65	$ 1.91	$ 0.96
Total	$ 3.08	$ 3.54	$ 2.10	$ 3.03	$ 2.13

[1] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[3] Includes commitments made for expenditures, such as tenant improvements and leasing costs, and concessions, such as free rent and tenant reimbursements.

The above leasing summary is based on leases executed during the periods indicated.



CONSOLIDATED OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET

(dollars and sq. ft. in thousands)

Property Type/Market	Total Sq. Ft. As of 3/31/2012	Sq. Ft. Leases Executed During Three Months Ended 3/31/12		
		New	Renewals	Total
CBD Office	19,698	74	183	257
Suburban Office	22,150	549	466	1,015
Industrial & Other	32,277	398	255	653
Total	74,125	1,021	904	1,925
Metro Philadelphia, PA	5,053	3	33	36
Oahu, HI	17,876	96	146	242
Metro Chicago, IL	4,859	31	104	135
Metro Denver, CO	2,014	22	-	22
Metro Washington, DC	1,648	171	58	229
Other markets	42,675	698	563	1,261
Total	74,125	1,021	904	1,925

Property Type/Market	As of 12/31/2011	12/31/2011 % Leased [1]	Sq. Ft. Leased Expired	New and Renewals	Acquisitions / (Sales)	As of 3/31/2012	3/31/2012 % Leased
CBD Office	15,678	88.0%	(311)	257	1,803	17,427	88.5%
Suburban Office	17,333	78.3%	(1,182)	1,015	-	17,166	77.5%
Industrial & Other	28,113	87.0%	(492)	653	-	28,274	87.6%
Total	61,124	84.6%	(1,985)	1,925	1,803	62,867	84.8%
Metro Philadelphia, PA	4,174	82.6%	(60)	36	-	4,150	82.1%
Oahu, HI	16,858	94.2%	(288)	242	-	16,812	94.1%
Metro Chicago, IL	3,498	90.9%	(124)	135	949	4,458	91.7%
Metro Denver, CO	1,760	87.4%	(129)	22	-	1,653	82.1%
Metro Washington, DC	1,426	86.7%	(224)	229	-	1,431	86.8%
Other markets	33,408	79.0%	(1,160)	1,261	854	34,363	80.5%
Total	61,124	84.6%	(1,985)	1,925	1,803	62,867	84.8%

[1] Excludes effects of space remeasurements during the period.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.



CONSOLIDATED TENANTS REPRESENTING 1% OR MORE OF TOTAL CONSOLIDATED RENT
As of March 31, 2012

(sq. ft. in thousands)

Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Income [2]	Expiration
Telstra Corporation Limited	311	0.5%	2.0%	2020
U.S. Government [3]	635	1.0%	1.8%	2012 to 2032
Expedia, Inc.	365	0.6%	1.7%	2018
Office Depot, Inc.	651	1.0%	1.7%	2016 and 2023
John Wiley & Sons, Inc.	342	0.5%	1.6%	2017
PNC Financial Services Group	593	0.9%	1.5%	2012 to 2021
Wells Fargo Bank	569	0.9%	1.4%	2012 to 2022
GlaxoSmithKline plc	607	1.0%	1.4%	2013
United Healthcare Services Inc.	555	0.9%	1.2%	2012 to 2023
Royal Dutch Shell plc	631	1.0%	1.2%	2012 and 2016
The Bank of New York Mellon Corp.	393	0.6%	1.1%	2015 to 2021
Jones Day (law firm)	403	0.6%	1.1%	2012 and 2026
Total	6,055	9.5%	17.7%	

[1] Sq. ft. is pursuant to existing leases as of 3/31/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[2] Annualized rental income is rents pursuant to existing leases as of 3/31/2012, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[3] Including CWH's 21.1% pro rata ownership of GOV as of March 31, 2012, the U.S. Government represents 1,865 sq. ft., or 2.9% of total sq. ft. and 4.4% of total rental income.



CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	Total as of 3/31/2012	2012	2013	2014	2015 and Thereafter
CBD Office:					
Total sq. ft.	19,698				
Leased sq. ft. [1]	17,427	1,353	1,652	1,098	13,324
Percent	100.0%	7.8%	9.5%	6.3%	76.4%
Annualized rental income [2]	$ 498,895	$ 38,939	$ 43,685	$ 30,382	$ 385,889
Percent	100.0%	7.8%	8.8%	6.1%	77.3%
Suburban Office:					
Total sq. ft.	22,150				
Leased sq. ft. [1]	17,166	1,891	2,148	1,707	11,420
Percent	100.0%	11.0%	12.5%	10.0%	66.5%
Annualized rental income [2]	$ 362,188	$ 38,939	$ 41,826	$ 32,497	$ 248,926
Percent	100.0%	10.8%	11.5%	9.0%	68.7%
Industrial & Other:					
Total sq. ft.	32,277				
Leased sq. ft. [1]	28,274	1,736	1,842	2,064	22,632
Percent	100.0%	6.1%	6.5%	7.3%	80.1%
Annualized rental income [2]	$ 167,622	$ 10,351	$ 10,787	$ 15,286	$ 131,198
Percent	100.0%	6.2%	6.4%	9.1%	78.3%
Total:					
Total sq. ft.	74,125				
Leased sq. ft. [1]	62,867	4,980	5,642	4,869	47,376
Percent	100.0%	7.9%	9.0%	7.7%	75.4%
Annualized rental income [2]	$ 1,028,705	$ 88,229	$ 96,298	$ 78,165	$ 766,013
Percent	100.0%	8.6%	9.4%	7.6%	74.4%

[1] Sq. ft. is pursuant to existing leases as of 3/31/2012 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[2] Annualized rental income is rents pursuant to existing leases as of 3/31/2012, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY MAJOR MARKET

(dollars and sq. ft. in thousands)

	Total as of 3/31/2012	2012	2013	2014	2015 and Thereafter
Metro Philadelphia, PA:					
Total sq. ft.	5,053				
Leased sq. ft. [1]	4,150	297	742	166	2,945
Percent	100.0%	7.2%	17.9%	4.0%	70.9%
Annualized rental income [2]	$ 121,031	$ 8,853	$ 18,773	$ 4,422	$ 88,983
Percent	100.0%	7.3%	15.5%	3.7%	73.5%
Oahu, HI:					
Total sq. ft.	17,876				
Leased sq. ft. [1]	16,812	1,025	373	117	15,297
Percent	100.0%	6.1%	2.2%	0.7%	91.0%
Annualized rental income [2]	$ 75,983	$ 4,745	$ 1,798	$ 579	$ 68,861
Percent	100.0%	6.2%	2.4%	0.8%	90.6%
Metro Chicago, IL:					
Total sq. ft.	4,859				
Leased sq. ft. [1]	4,458	492	172	125	3,669
Percent	100.0%	11.0%	3.9%	2.8%	82.3%
Annualized rental income [2]	$ 134,737	$ 15,934	$ 5,512	$ 2,922	$ 110,369
Percent	100.0%	11.8%	4.1%	2.2%	81.9%
Metro Denver, CO:					
Total sq. ft.	2,014				
Leased sq. ft. [1]	1,653	225	135	85	1,208
Percent	100.0%	13.6%	8.2%	5.1%	73.1%
Annualized rental income [2]	$ 41,070	$ 4,796	$ 4,276	$ 2,793	$ 29,205
Percent	100.0%	11.7%	10.4%	6.8%	71.1%
Metro Washington, DC:					
Total sq. ft.	1,648				
Leased sq. ft. [1]	1,431	286	178	93	874
Percent	100.0%	20.0%	12.4%	6.5%	61.1%
Annualized rental income [2]	$ 39,810	$ 8,701	$ 5,213	$ 2,542	$ 23,354
Percent	100.0%	21.9%	13.1%	6.4%	58.6%
Other markets:					
Total sq. ft.	42,675				
Leased sq. ft. [1]	34,363	2,655	4,042	4,283	23,383
Percent	100.0%	7.7%	11.8%	12.5%	68.0%
Annualized rental income [2]	$ 616,074	$ 45,200	$ 60,726	$ 64,907	$ 445,241
Percent	100.0%	7.3%	9.9%	10.5%	72.3%
Total:					
Total sq. ft.	74,125				
Leased sq. ft. [1]	62,867	4,980	5,642	4,869	47,376
Percent	100.0%	7.9%	9.0%	7.7%	75.4%
Annualized rental income [2]	$ 1,028,705	$ 88,229	$ 96,298	$ 78,165	$ 766,013
Percent	100.0%	8.6%	9.4%	7.6%	74.4%

[1] Sq. ft. is pursuant to existing leases as of 3/31/2012 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[2] Annualized rental income is rents pursuant to existing leases as of 3/31/2012, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.



CONSOLIDATED PORTFOLIO LEASE EXPIRATION SCHEDULE
As of March 31, 2012

(dollars and sq. ft. in thousands)

Year	Number of Tenants Expiring	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [2]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2012	592	4,980	7.9%	7.9%	$ 88,229	8.6%	8.6%
2013	425	5,642	9.0%	16.9%	96,298	9.4%	18.0%
2014	337	4,869	7.7%	24.6%	78,165	7.6%	25.6%
2015	341	5,128	8.2%	32.8%	113,324	11.0%	36.6%
2016	307	6,750	10.7%	43.5%	109,399	10.6%	47.2%
2017	208	3,986	6.3%	49.8%	97,914	9.5%	56.7%
2018	82	3,806	6.1%	55.9%	81,407	7.9%	64.6%
2019	75	3,968	6.3%	62.2%	51,867	5.1%	69.7%
2020	59	2,938	4.7%	66.9%	77,295	7.5%	77.2%
2021	55	2,330	3.7%	70.6%	42,556	4.1%	81.3%
Thereafter	204	18,470	29.4%	100.0%	192,251	18.7%	100.0%
Total	2,685	62,867	100.0%		$ 1,028,705	100.0%	
Weighted average remaining lease term (in years)		7.8			6.2		

[1] Sq. ft. is pursuant to existing leases as of 3/31/2012 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[2] Annualized rental income is rents pursuant to existing leases as of 3/31/2012, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



EXHIBITS

100 East Wisconsin Ave, Milwaukee, WI.
Square Feet: 434,497.

CALCULATION OF CONSOLIDATED PROPERTY NET OPERATING INCOME (NOI)

(amounts in thousands)



EXHIBIT A

	For the Three Months Ended			
	3/31/2012		3/31/2011	
Calculation of NOI [1]:				
Rental income	$	251,246	$	210,673
Operating expenses		(104,090)		(90,397)
Property net operating income (NOI)	$	147,156	$	120,276
Reconciliation of NOI to Net Income:				
Property NOI	$	147,156	$	120,276
Depreciation and amortization		(61,351)		(52,289)
General and administrative		(12,310)		(10,959)
Acquisition related costs		(2,502)		(2,559)
Operating income		70,993		54,469
Interest and other income		288		708
Interest expense		(49,106)		(47,414)
Loss on early extinguishment of debt		(67)		-
Equity in earnings of investees		2,958		2,712
Income from continuing operations before income tax expense		25,066		10,475
Income tax expense		(492)		(346)
Income from continuing operations		24,574		10,129
Discontinued operations:				
Income from discontinued operations		-		1,911
Net gain on sale of properties from discontinued operations		-		34,572
Net income	$	24,574	$	46,612

[1] Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as rental income from real estate including lease termination fees received from tenants less our property operating expenses, including property marketing costs. NOI excludes capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual, regional and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components from net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than us.

CALCULATION OF CONSOLIDATED EBITDA

(amounts in thousands)



EXHIBIT B

		For the Three Months Ended		
		3/31/2012		3/31/2011
Net income attributable to CommonWealth REIT		$ 23,680	$	46,612
Plus:	interest expense from continuing operations	49,106		47,414
Plus:	income tax expense	492		346
Plus:	depreciation and amortization from continuing operations	61,351		52,289
Plus:	depreciation and amortization from discontinued operations	-		1,552
Plus:	net income attributable to noncontrolling interest	894		-
Plus:	EBITDA from investees	6,226		5,454
Plus:	acquisition related costs from continuing operations	2,502		2,559
Plus:	acquisition related costs from discontinued operations	-		86
Plus:	loss on early extinguishment of debt from continuing operations	67		-
Less:	net gain on sale of properties from discontinued operations	-		(34,572)
Less:	EBITDA from noncontrolling interest	(1,161)		-
Less:	equity in earnings of investees	(2,958)		(2,712)
EBITDA		$ 140,199	$	119,028

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating, investing and financing activities. We believe EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than us.

CALCULATION OF CONSOLIDATED FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)



EXHIBIT C

	For the Three Months Ended			
	3/31/2012		3/31/2011	
Calculation of FFO:				
Net income attributable to CommonWealth REIT	$	23,680	$	46,612
Plus: depreciation and amortization from continuing operations		61,351		52,289
Plus: depreciation and amortization from discontinued operations		-		1,552
Plus: FFO from investees		5,356		4,593
Plus: net income attributable to noncontrolling interest		894		-
Less: FFO attributable to noncontrolling interest		(1,062)		-
Less: net gain on sale of properties from discontinued operations		-		(34,572)
Less: equity in earnings of investees		(2,958)		(2,712)
FFO attributable to CommonWealth REIT		87,261		67,762
Less: preferred distributions		(13,823)		(8,839)
FFO available for CommonWealth REIT common shareholders	$	73,438	$	58,923
Calculation of Normalized FFO:				
FFO attributable to CommonWealth REIT	$	87,261	$	67,762
Plus: acquisition related costs from continuing operations		2,502		2,559
Plus: acquisition related costs from discontinued operations		-		86
Plus: normalized FFO from investees		5,367		4,819
Plus: loss on early extinguishment of debt from continuing operations		67		-
Plus: average minimum rent from direct financing lease		329		110
Less: FFO from investees		(5,356)		(4,593)
Less: interest earned from direct financing lease		(393)		(154)
Normalized FFO attributable to CommonWealth REIT		89,777		70,589
Less: preferred distributions		(13,823)		(8,839)
Normalized FFO available for CommonWealth REIT common shareholders	$	75,954	$	61,750
Weighted average common shares outstanding -- basic		83,722		72,139
Weighted average common shares outstanding -- diluted [1]		91,020		79,437
FFO available for CommonWealth REIT common shareholders per share -- basic	$	0.88	$	0.82
FFO available for CommonWealth REIT common shareholders per share -- diluted [1]	$	0.87	$	0.82
Normalized FFO available for CommonWealth REIT common shareholders per share -- basic	$	0.91	$	0.86
Normalized FFO available for CommonWealth REIT common shareholders per share -- diluted [1]	$	0.90	$	0.85

[1] At 3/31/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding gain or loss on sale of properties, earnings from equity investees and FFO from noncontrolling interest, plus real estate depreciation and amortization, net income attributable to noncontrolling interest and FFO from equity investees. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, loss on early extinguishment of debt unless settled in cash, the differences between average minimum rent and interest earned from direct financing lease and the difference between FFO and Normalized FFO from equity investees and noncontrolling interest. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facilities, term loan agreement and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are FFO and Normalized FFO necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than us.

CALCULATION OF CONSOLIDATED CASH AVAILABLE FOR DISTRIBUTION (CAD)

(amounts in thousands, except per share data)



EXHIBIT D

		For the Three Months Ended		
		3/31/2012		3/31/2011
Normalized FFO available for CommonWeatlh REIT common shareholders		$ 75,954	$	61,750
Plus: lease value amortization from continuing operations		2,296		1,334
Plus: lease value amortization from discontinued operations		-		85
Plus: amortization of prepaid interest and debt discounts from continuing operations		746		2,032
Plus: distributions from investees		4,179		4,080
Plus: non-cash general and administrative expenses paid in common shares [1]		281		256
Plus: minimum cash rent from direct financing lease		2,024		630
Plus: normalized FFO attributable to noncontrolling interest		1,062		-
Less: CAD attributable to noncontrolling interest		(988)		-
Less: average minimum rent from direct financing lease		(329)		(110)
Less: straight-line rent from continuing operations		(8,092)		(7,242)
Less: straight-line rent from discontinued operations		-		(139)
Less: recurring capital expenditures		(26,842)		(15,945)
Less: Normalized FFO from investees		(5,367)		(4,819)
CAD		$ 44,924	$	41,912
Weighted average common shares outstanding -- basic		83,722		72,139
CAD per share		$ 0.54	$	0.58

[1] Represents the amortized value of shares issued during the year to Trustees and officers of CWH, and RMR employees, under CWH's equity compensation plan.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating, investing and financing activities. We believe CAD provides useful information to investors because CAD can facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate CAD differently than us.



CALCULATION OF DILUTED NET INCOME, FFO, NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

(amounts in thousands)

EXHIBIT E

	For the Three Months Ended	
	3/31/2012	3/31/2011
Net income available for CommonWealth REIT common shareholders	$ 9,857	$ 37,773
Add -- Series D convertible preferred distributions [1]	6,167	6,167
Net income available for CommonWealth REIT common shareholders -- diluted	$ 16,024	$ 43,940
FFO available for CommonWealth REIT common shareholders [2]	$ 73,438	$ 58,923
Add -- Series D convertible preferred distributions [1]	6,167	6,167
FFO available for CommonWealth REIT common shareholders -- diluted	$ 79,605	$ 65,090
Normalized FFO available for CommonWealth REIT common shareholders [2]	$ 75,954	$ 61,750
Add -- Series D convertible preferred distributions [1]	6,167	6,167
Normalized FFO available for CommonWealth REIT common shareholders -- diluted	$ 82,121	$ 67,917
Weighted average common shares outstanding -- basic	83,722	72,139
Effect of dilutive Series D preferred shares [1]	7,298	7,298
Weighted average common shares outstanding -- diluted	91,020	79,437

[1] As of 3/31/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares.

[2] See Exhibit C for calculation of FFO available for common shareholders and Normalized FFO available for common shareholders and for a reconciliation of those amounts to net income determined in accordance with GAAP.